UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Record Date for Interim (Quarterly) Dividends

Pursuant to Article 60 of its Articles of Incorporation, KB Financial Group Inc. (the “Company”) designated November 14, 2025 as the record date for its interim (quarterly) cash dividends for the third quarter of 2025. Shareholders entitled to receive these dividends will be determined based solely on the record date, and there will be no closing of the shareholders’ registry.

The relevant portions of Article 60 from the Company’s Articles of Incorporation (Quarterly Dividends) are as follows:

(1) The Company may distribute cash dividends to the shareholders pursuant to resolution of the Board of Directors obtained within (45) days from the last day of March, June or September.

(2) The Company may set the record date to determine the shareholders who will receive the Dividends set forth in Paragraph (1) by a resolution of the Board of Directors. The Company shall give at least two (2) weeks prior notice to the public.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 30, 2025	By: /s/Sang Rok Na
(Signature)
Name: Sang Rok Na
Title: Managing Director and Chief Financial Officer